Five Below, Inc.

1818 Market Street

Suite 1900

Philadelphia, PA 19103

July 16, 2012

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Five Below, Inc.
Registration Statement on Form S-1
Filed April 18, 2012, as amended
Registration No. 333-180780

Ladies and Gentlemen:

Five Below, Inc., a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-180780 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 4:00 p.m. Washington, D.C. time on July 18, 2012, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

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should the U.S. Securities and Exchange Commission (“Commission”) or its Staff (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John P. Duke of Pepper Hamilton LLP at 610.640.7839.

Very truly yours,

Five Below, Inc.

By:	/s/ KENNETH R. BULL

Name:	Kenneth R. Bull
Title:	Chief Financial Officer, Treasurer and Secretary